

SECURITIES ANL⎯ 03012514 ⎦N
Washington, D.C. 20549

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So 3/5/03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 50759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1 2002</u> AND ENDING <u>December 31, 2002</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. CH. Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3033 South Kettering Blvd., Suite 300
        (No. and Street)

PROCESSED

Dayton   Ohio   45439
(City)   (State)   (Zip Code)

MAR 2 8 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT **THOMSON**
P. David Swigart, Controller   937-296-4096   **FINANCIAL**
        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flagel, Huber, Flagel & Co.

(Name – *if individual, state last, first, middle name*)

3400 South Dixie Drive   Dayton   Ohio   45439-2304
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING FEB 2 6 2003 WASHINGTON D.C. 165 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __P. David Swigart__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __A. CH. Securities, Inc.__ , as of __December 31__ , 20__02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____

_____

_____
Signature

__Controller__
Title

DEBBIE BAXTER, Notary Public
In and For The State of Ohio
My Commission Expires 08/30/04

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



FLAGEL, HUBER, FLAGEL & Co.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
A. CH. Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of A. CH. Securities, Inc. (the "Company"), for the years ended December 31, 2001 and 2000, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.fhf-cpa.com

DAYTON | CINCINNATI
3400 South Dixie Drive / Dayton, Ohio 45439-2304 | 9135 Governors Way / Cincinnati, Ohio 45249-2037
phone: (937) 299-3400 / fax: (937) 293-5481 / www.fhf-cpa.com | phone: (513) 774-0300 / fax: (513) 774-7250 / www.fhf-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flagel, Huber, Flagel & Co.

Certified Public Accountants

Dayton, Ohio

January 22, 2002

A. CH. SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2002 AND 2001

A. CH. SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2002 AND 2001

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION



FLAGEL, HUBER, FLAGEL & Co.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
A. CH. Securities, Inc.

We have audited the accompanying statements of financial condition of A. CH. Securities, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. CH. Securities, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flagel, Huber, Flagel & Co.

Certified Public Accountants

Dayton, Ohio

January 22, 2003

Donald R. Harting
Terrence P. Egan
James R. Hochwalt
Paul E. McRoberts
Charles C. Craft
Randall S. Kuvin
Randolph N. Kramer
David P. Dirksen
Bruce G. Kreinbrink

Kelley G. O'Neil
Julie M. Kline
Dustin C. Fry
Terry L. Yoho
Linda B. Hadley
Alexander P. Kurian
Michele L. Elliott
Angela L. Gatto
Sharon L. Ramsey
Larry J. Feldman
Erin J. Kliesch
Steven D. Gates

RETIRED
David E. Flagel
Gerald P. Flagel
Arthur J. Huber
Louis G. Homan

www.fhf-cpa.com

DAYTON | CINCINNATI
3400 South Dixie Drive / Dayton, Ohio 45439-2304 | 9135 Governors Way / Cincinnati, Ohio 45249-2037
phone: (937) 299-3400 / fax: (937) 293-5481 / www.fhf-cpa.com | phone: (513) 774-0300 / fax: (513) 774-7250 / www.fhf-cpa.com

1

A. CH. SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

| | DECEMBER 31, | |
	2002	2001
ASSETS		
Cash	$ 98,941	$ 115,704
Commissions receivable	22,126	65,275
Accounts receivable, related parties	276,882	182,305
Prepaid expenses	9,998	15,526
TOTAL ASSETS	$ 407,947	$ 378,810
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 4,707	$ 22,850
Accrued payroll and commissions	30,052	24,749
TOTAL LIABILITIES	$ 34,759	$ 47,599
Stockholder's equity:		
Common stock, no par value, 25,000 shares authorized, issued and outstanding at $ .10 per share	$ 2,500	$ 2,500
Additional paid-in capital	80,000	80,000
Retained earnings	290,688	248,711
TOTAL STOCKHOLDER'S EQUITY	$ 373,188	$ 331,211
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 407,947	$ 378,810

The accompanying notes are an integral part of these statements.

A. CH. SECURITIES, INC.

STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31,			
	2 0 0 2		2 0 0 1	
	AMOUNT	% TO REVENUES	AMOUNT	% TO REVENUES
REVENUES				
Commissions	$ 1,145,190	99.9 %	$ 1,210,498	100.0 %
Interest income	781	0.1 %	0	0.0 %
	$ 1,145,971	100.0 %	$ 1,210,498	100.0 %
EXPENSES				
Commission expense	$ 587,924	51.3 %	$ 557,183	46.0 %
Employee compensation and benefits	61,385	5.4	62,077	5.1
Payroll taxes	4,492	0.4	4,543	0.4
Office expense	1,496	0.1	451	0.0
Professional fees	16,427	1.4	6,355	0.5
Consulting fees	179,373	15.7	295,813	24.5
Management fees	120,000	10.6	120,000	10.0
Communications and data processing	6,603	0.6	6,262	0.5
Licensing and permits	20,946	1.8	14,765	1.2
Clearance fees	31,047	2.7	9,951	0.8
Advertising and promotion	1,200	0.0	25	0.0
Insurance expense	40,332	3.5	26,942	2.2
Interest expense	1,199	0.1	0	0.0
Other expenses	13,757	1.2	7,527	0.7
TOTAL EXPENSES	$ 1,086,181	94.8 %	$ 1,111,894	91.9 %
INCOME BEFORE INCOME TAXES	$ 59,790	5.2 %	$ 98,604	8.1 %
PROVISION FOR INCOME TAXES	17,813	1.6	27,573	2.3
NET INCOME	$ 41,977	3.6 %	$ 71,032	5.8 %
EARNINGS PER SHARE	$ 1.68		$ 2.84	

A. CH. SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - December 31, 2000	$ 2,500	$ 80,000	$ 177,679	$ 260,179
Net income	0	0	71,032	71,032
Balance - December 31, 2001	$ 2,500	$ 80,000	$ 248,711	$ 331,211
Net income	0	0	41,977	41,977
Balance - December 31, 2002	$ 2,500	$ 80,000	$ 290,688	$ 373,188

The accompanying notes are an integral part of these statements.

4

A. CH. SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 41,977	$ 71,032
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (increase) in operating assets:		
Commissions receivable	$ 43,149	$ (54,322)
Accounts receivable, related parties	(94,577)	(20,365)
Prepaid expenses	5,528	21,309
Increase (decrease) in operating liabilities:		
Accounts payable	(18,143)	(2,043)
Accrued payroll and commissions	5,303	(4,311)
TOTAL ADJUSTMENTS	$ (58,740)	$ (59,732)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (16,763)	$ 11,300
CASH - beginning of year	115,704	104,404
CASH - end of year	$ 98,941	$ 115,704

The accompanying notes are an integral part of these statements.

A. CH. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

A. CH. Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Nevada Corporation that is a wholly-owned subsidiary of A. C. Group, Inc. (Parent).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

For purposes of the statement of cash flows, cash is defined as demand deposits including checking and savings accounts.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,200 and $25 in 2002 and 2001, respectively.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or paid by the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

A. CH. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable
No allowance for doubtful accounts is deemed necessary at December 31, 2002 and 2001. Management represents that all accounts receivable balances are collectible.

Reclassifications
Certain reclassifications have been made to the 2001 financial statements to conform to the classifications used in 2002.

2. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with A. C. Group, Inc. (Parent). The agreement requires the Company to pay the parent the monthly sum of $10,000 in consideration of rent, utilities, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general administrative and office expenses paid on behalf of the Company, plus 75% of monthly net income. In the event the accrual or payment should cause a net capital violation, the Parent may at its option, agree to waive all or any portion of such payment and liability. No such net capital violation occurred for the years ended December 31, 2002 and 2001. Management and consulting fees amounted to $299,373 and $415,813 in 2002 and 2001, respectively.

The Parent owes the Company $276,882 and $182,305 for inter-company transactions at December 31, 2002 and 2001, respectively. These amounts are included in the Company's accompanying statements of financial condition.

3. INCOME TAXES

The provision for income taxes consists of the following:

| | FOR THE YEARS ENDED DECEMBER 31, | |
	2002	2001
Federal income tax currently payable	$ 13,750	$ 18,789
State income tax currently payable	3,138	7,058
Local income tax currently payable	925	1,726
Total provision for income taxes	$ 17,813	$ 27,573

A. CH. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

4. EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the years ended December 31, 2002 and 2001 (25,000 shares).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $86,308 and $133,380, respectively, which was $36,308 and $83,380, respectively, in excess of its required minimum net capital of $50,000.

6. COMMITMENTS AND CONTINGENCIES

The Company is involved in certain legal matters, the outcome, of which, is uncertain at December 31, 2002. It is the opinion of management that the ultimate outcome of these matters will not have a material effect on the Company's financial statements.

Schedule I

A. CH. SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

| | DECEMBER 31, | |
	2 0 0 2	2 0 0 1
NET CAPITAL		
Total stockholder's equity	$ 373,188	$ 331,211
Deductions and/or charges:		
Nonallowable assets:		
Receivable from parent	276,882	182,305
Prepaid expenses	9,998	15,526
Total deductions and/or charges	$ 286,880	$ 197,831
Net capital	$ 86,308	$ 133,380
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 4,707	$ 22,850
Accrued expenses	30,052	24,749
Total aggregate indebtedness	$ 34,759	$ 47,599
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 36,308	$ 83,380
Excess net capital at 1500%	$ 83,991	$ 130,207
Excess net capital at 1000%	$ 82,832	$ 128,620
Ratio: Aggregate indebtedness to net capital	0.40 to 1	0.36 to 1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 86,979	$ 135,781
Audit adjustment to record additional commissions revenue	0	0
Audit adjustment to record less administrative expense	(671)	(2,401)
Net capital per above	$ 86,308	$ 133,380